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3 May 2007

Document Disclosure Team
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

[redacted]

07023694

SUPPL

Dear Sirs,

New

GKN plc - ANNUAL GENERAL MEETING 3rd MAY 2007

In accordance with paragraph 9.6.2 of the Listing Rules I enclose two copies of the resolutions concerning special business passed at the Company's Annual General Meeting held today.

I confirm that a Regulatory Information Service will be notified this afternoon of the availability of copies of the resolutions in accordance with paragraph 9.6.3 of the Listing Rules.

Yours faithfully,

Judith Felton

Judith Felton
Deputy Company Secretary

Att.

cc: R. Constant - JPMorganCazenove Ltd
Mr. H. Glyn Davies - UBS Limited
The United States Securities and Exchange Commission – Exemption File 82-5204

dlw 5/22

At the Annual General Meeting of GKN plc held on 3rd May 2007 the following resolutions were passed as Special Business:

ORDINARY RESOLUTION

10. That the Directors' remuneration report set out on pages 53 to 60 of the report and accounts for the year ended 31 December 2006 be and is hereby approved.

SPECIAL RESOLUTION

11. That, subject to and in accordance with the provisions of Article 6(B) of the Company's articles of association and the Companies Act 1985, the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 50p each in the capital of the Company ("Ordinary Shares") provided that:

(i) the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 70,285,404;

(ii) the maximum price which may be paid for an Ordinary Share purchased pursuant to this authority is an amount equal to 105% of the average of the middle market quotations of an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which that share is purchased and the minimum price which may be paid is 50p per Ordinary Share (in each case exclusive of expenses payable by the Company); and

(iii) the authority hereby conferred shall (unless renewed prior to such date) expire at the conclusion of the next annual general meeting of the Company or on 3 August 2008, whichever is the earlier, provided that the Company may make a purchase of any Ordinary Shares after the expiry of this authority if the contract for purchase was entered into before such expiry.

ORDINARY RESOLUTION

12. That the Company be and is hereby authorised to:

(i) make donations to EU political organisations, not exceeding £200,000 in aggregate; and

(ii) incur EU political expenditure, not exceeding £200,000 in aggregate,

in the period beginning on the date of the passing of this resolution and expiring at the conclusion of the next annual general meeting of the Company or on 3 August 2008, whichever is the earlier, provided that the combined aggregate amount of donations made and EU political expenditure incurred pursuant to this authority shall not exceed £200,000. Such authority shall extend to enable any such donation to be made or EU political expenditure to be incurred either by the Company or by its wholly owned subsidiary, GKN (United Kingdom) plc. For the purposes of this resolution, "donation", "EU political organisation" and "EU political expenditure" have the meanings ascribed to them in Part XA of the Companies Act 1985.

SPECIAL RESOLUTION

13. That the articles of association of the Company be amended by deleting in Articles 144 and 146 the words "and if so requested or authorised by such Member" and inserting in Article 144 after the words "transmission process" the words "including, without limitation, by making such documents available on a website" and inserting in Article 146 after the words "transmission process" where they appear at the end of the second sentence the words "including, without limitation, by making it available on a website".

Dated this 3rd day of May 2007

G. Denham
Secretary

Regulatory Announcement

Go to market news section

Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Directorate Change
Released	08:57 14-May-07
Number	PRNUK-1405

GKN BOARD APPOINTMENTS

GKN plc is pleased to announce the appointment of Marcus Bryson and Andrew Reynolds Smith as Executive Directors with responsibility for the Group's aerospace and powder metallurgy, offhighway and industrial services businesses respectively. They will report to the Chief Executive, Sir Kevin Smith.

Mr Bryson, 52, has over 22 years service with Westland Group plc and GKN in various aerospace related roles and is currently President and Chief Executive, GKN Aerospace.

Mr Reynolds Smith, 41, joined GKN in 2002 and has held positions in the Group's Driveline and Sinter Metals businesses and is currently President and Chief Executive, GKN Sinter Metals.

In addition to the above, Nigel Stein, GKN Group Finance Director, will take Executive responsibility at Board level for the Group's automotive businesses. Mr Stein, 51, joined GKN in 1994 and has been Finance Director since 1st August 2001, a post which he will retain until the appointment of a successor.

The appointments of Marcus Bryson and Andy Reynolds Smith will be with effect from 1st June 2007 with Nigel Stein taking over responsibility for the Automotive function on a progressive basis between 1st June 2007 and the appointment of his successor as Group Finance Director.

GKN Chairman, Roy Brown, said 'Both Marcus and Andy are responsible for businesses which are world leaders in their respective market sectors. Marcus has overseen significant growth in our aerospace businesses and Andy has played a key role in the transformation and turnaround of our Sinter Metals business. I am delighted to welcome both of them onto the Board of the Company. Nigel has gained great respect from the City and our shareholders in his 6 or so years as Finance Director and I am particularly pleased that he has accepted the opportunity to take responsibility for the Group's largest business.'

There are no matters to be disclosed under paragraph 9.6.13R of the Listing Rules of the Financial Services Authority.

Enquiries:

GKN Corporate Communications

+44 (0) 20 7463 2354

END

Sandie DeRitter

To: mkeyes@bankofny.com; ADRPRESSRELEASE@BNY.com
Subject: Emailing: GKN plc - Director/PDMR shareholding.htm

Regulatory Announcement

Go to market news section

Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Director/PDMR Shareholding
Released	09:30 15-May-07
Number	PRNUK-1505

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR3.1.4R(1).

An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete the following in block capitals

1. Name of the issuer

GKN PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with DR3.1.4R(1)(a); or

(ii) DR3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) AS S324 AND S328 NOW REPEALED

3. Name of the person discharging managerial responsibilities/director

KEVIN SMITH - DIRECTOR AND PDMR

MAUREEN CONSTANTINE - PDMR

SIMON PRYCE - PDMR

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

PERSONS NAMED IN 3 ABOVE, WITH THE EXCEPTION OF KEVIN SMITH - CONNECTED PERSON - THE GKN RETIREMENT BENEFITS PLAN FOR KEVIN SMITH

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF PERSONS NAMED IN 3. ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 50P EACH

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

IN RESPECT OF KEVIN SMITH - THE GKN RETIREMENT BENEFITS PLAN FOR KEVIN SMITH (72,733 SHARES)

MAUREEN CONSTANTINE (28,218 SHARES)

SIMON PRYCE (32,631 SHARES)

8. State the nature of the transaction

ACQUISITION UNDER DIVIDEND REINVESTMENT PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

THE GKN RETIREMENT BENEFITS PLAN FOR KEVIN SMITH - 1,568 SHARES

MAUREEN CONSTANTINE - 215 SHARES

SIMON PRYCE - 702 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

THE GKN RETIREMENT BENEFITS PLAN FOR KEVIN SMITH - 0.0002%

MAUREEN CONSTANTINE - 0.00003%

SIMON PRYCE - 0.0001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

Â£3.994926

14. Date and place of transaction

82 - 5204

9 MAY 2007 LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

THE GKN RETIREMENT BENEFITS PLAN FOR KEVIN SMITH: 74,301 SHARES (0.0106%)

KEVIN SMITH (INCLUDING BENEFICIAL OWNERSHIP OF THE SHARES WITHIN THE GKN RETIREMENT BENEFITS PLAN FOR KEVIN SMITH): 301,568 SHARES (0.0428%)

MAUREEN CONSTANTINE - 28,433 (0.0040%)

SIMON PRYCE - 33,333 (0.0047%)

16. Date issuer informed of transaction

11 MAY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following:

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

MR CHRIS WINTERS 01527 533383

Name and signature of duly authorised officer of issuer responsible for making notification

CHRISTOPHER WINTERS

Date of notification

15/05/2007

15 MAY 2007

EXEMPTION NO. 82 - 5204

END

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